

July 27, 2010

Ms. Karole Morgan-Prager
Corporate Secretary and General Counsel
The McClatchy Company
2100 Q Street
Sacramento, CA 95816

> **Re:** **The McClatchy Company**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed July 20, 2010**
> **File No. 333-167345**

Dear Ms. Morgan-Prager:

We have reviewed your responses to the comments in our letter dated July 1, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Exhibit 5.2.3

1. Counsel may examine such matters as it sees fit to render a clean opinion but may not specifically enumerate or attempt to limit those items. Please have counsel delete or revise the second sentence in assumption F on page 3.

Exhibit 5.2.4

2. Please have counsel further revise the third sentence on page 3, starting with the word "warranty," to limit it to factual matters only.

Exhibit 5.2.5

3. Refer to assumption K on page 3. Counsel must review all documents necessary for giving a legal opinion. Please have counsel revise accordingly.

Exhibit 5.2.8

4. Please have counsel further revise the third sentence of the second paragraph on page 3, starting with the word "warranty," to limit it to factual matters only.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Via facsimile (650) 493-6811
        Michael A. Occhiolini, Esq.
        Wilson Sonsini Goodrich & Rosati